Exhibit 12.1

	IFRS
Period	2010	2009	2008	2007	2006

Earnings:
Income before taxes	2,959,238	1,031,460	5,893,114	5,255,293	5,150,414
Fixed Charges	1,597,532	1,433,475	2,386,237	1,700,230	1,759,560
Total Earnings	4,556,770	2,464,935	8,279,351	6,955,523	6,909,974

Fixed Charges:
Interest expenses	919,594	992,693	1,151,253	750,033	759,423
Interest capitalized	48,246	78,535	120,010	115,308	105,078
Dividends	629,692	362,247	1,114,974	834,889	895,059
Total Fixed Charges	1,597,532	1,433,475	2,386,237	1,700,230	1,759,560

Ratio of Earnings to Fixed Charges	2.85	1.72	3.47	4.09	3.93